931654

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02012501

REGISTRANT'S NAME Pepkor Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 15 2002
THOMSON FINANCIAL

FILE NO. 82- 3925 FISCAL YEAR 6-30-01

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OICF/BY: dlw

DATE : 1-18-02

Pepkor Limited

Annual report 2001

...e Group's focus

...s today, as ...

...footwear

Pepkor

Pepkor

Making the desirable affordable

Contents







Focused positioning

Pepkor is a South African based investment holding company managing retail interests in Africa and Australia. It is focused on the cash retail value market and, through its operating subsidiaries, all strongly positioned in their individual niche markets, it satisfies consumers' basic needs for clothing at affordable prices. It maintains its consistent growth through the integrity of its operations, the quality of its value-for-money merchandise and the entrepreneurial flair of its youthful management. As a substantial employer, it is fully committed to human resource development in order to create equal career opportunities for all. And as a responsible corporate citizen, Pepkor is involved in satisfying the needs and aspirations of the communities in which it is in business.



Milestones

Milestones from the past

The Pepkor group has its origins in the discount clothing retail chain Pep Stores. The group, which targeted the lower end of the consumer market from the outset, consists of three wholly-owned subsidiaries focused on the cash value sector of the retail clothing market. These businesses together operate almost 1 600 retail outlets in Africa and Australia, and employ approximately 13 000 people.

Some of the milestones in the history of the Pepkor group are the following:

1965	Pep Stores is started in Upington in the Northern Cape of South Africa.
1972	Pep Stores is listed on the JSE Securities Exchange.
1979	The company enters food retailing with the take-over of Shoprite which in turns acquires Grand Bazaars.
1982	The name of the holding company is changed from Pep Stores to Pepkor Limited.
1986	The discount clothing chain Ackermans is acquired. The group lists its clothing interests on the JSE Securities Exchange as Pep Limited and its food interests as Shoprite Holdings Limited.
1991	Pepkor acquires control of the retail chains Smart Group Holdings, Cashbuild, Checkers and Stuttafords. Checkers is brought in under the Shoprite name.
1991	The group extends its interests to the United Kingdom with the opening of the first Your More Store outlet in Scotland.
1992	Pep's interests in Botswana is listed on the Botswana Stock Exchange.
1994	Pepkor acquires the controlling interest of the British company Brown & Jackson with its wholly-owned subsidiary, the retail chain Poundstretcher. Pep's interests in Namibia is listed on the Namibian Stock Exchange.
1997	Pepkor consolidates its UK retail interests in Brown & Jackson at the same time increasing its holding to 70%. A third chain, What Everyone Wants, is acquired.
1997	Pepkor combines the activities of Smart Group Holdings with that of McCarthy Retail's clothing interests in exchange for a share in Retail Apparel Group (RAG) which is formed in the process.
1997	Shoprite Holdings acquires OK Bazaars with its chains of supermarkets, furniture stores and Hyperamas from South African Breweries.
1998	The group extends its interests to Australia by acquiring the clothing chain Best & Less, which was operating 84 stores at the time.
1999	Pep Limited is delisted from the JSE Securities Exchange.
2000	Cashbuild and Stuttafords are disposed of. In the UK Brown & Jackson acquires a fourth retail chain, The Famous Brunswick Warehouse. The group undergoes dramatic restructuring. Pepkor unbundles its interest in Shoprite and Brown & Jackson to shareholders. Pepkor's pyramid structure falls away, resulting in the delisting and disappearance of Pepgro, Pepkor's holding company. The businesses remaining in the group are the value clothing retailers Pep, Ackermans and Best & Less.

Key financial information

Pepkor Limited and its subsidiaries

R'000		**2001**	2000	Change %
Turnover		**4 762 412**	5 287 095	(10)
Operating profit		**200 899**	235 030	(15)
Profit before exceptional items and taxation		**168 290**	266 705	(37)
Profit before exceptional items		**114 618**	278 932	(59)
Earnings per share – before exceptional items	(cents)	**51,6**	125,7	(59)
Dividend per share	(cents)	**18,0**	80,0	
Dividend cover	(times)	**2,9**	1,6	
Return on capital employed	(%)	**18,3**	19,5	
Interest-bearing debt: Total shareholders' funds	(%)	**50,5**	36,6	

Turnover
(Rand million)



6 000
5 000
4 000
3 000
2 000
1 00
0
97
98
99
00
01

Operating profit
(Rand million)



350
300
250
200
150
100
50
0
97
98
99
00
01

Earnings per share
(cents)



140
120
100
80
60
40
20
0
97
98
99
00
01

Chairman's and managing director's report

Restructuring

This report on the results for the year to 30 June 2001 is the first for a full review period since the comprehensive restructuring of Pepkor approved by shareholders on 31 October 2000. The main components of this restructuring were the disappearance of Pepkor's holding company, Pepgro, and the distribution to shareholders of Pepkor's stake in Shoprite and in the British retail group Brown & Jackson plc.

Pepkor retained the three wholly-owned subsidiaries Pep and Ackermans in Africa, and the Australian chain Best & Less. All three subsidiaries are clothing retail chains focused on the cash discount market, the traditional market in which Pepkor has operated since its establishment and which represents its main sphere of expertise.

Financial results

Pepkor's South African operations performed exceptionally well in the year to 30 June 2001. However, the group's results were hit by its Australian operation which reported a much lower profit compared to the previous year, mainly due to very tough trading conditions.

The restructuring complicates any meaningful comparisons with the performance of the previous year. For nine months of the 2000 financial year the results still included those of Stuttafords and Cashbuild, both sold only towards the end of that period. Consequently the only comparable figures in the financial statements are those for turnover and operating profit. Excluding the results of Stuttafords and Cashbuild in the previous year, turnover increased by 14% to R4,762 billion but operating profit was down 4% to R200,9 million compared to the corresponding period as the solid gains in Pep and Ackermans were mainly offset by the reduced profitability in Best & Less.

The restructuring also required resolving transactions involving share options and share incentive schemes entered into while Shoprite and Brown & Jackson were still part of Pepkor, as well as transactions resulting from the restructuring. Among these transactions is the surety Pepkor provided at the time of Shoprite's acquisition of OK Bazaars in 1997, for a loan to a black empowerment venture, Uhuru-Saccawu, to enable it to acquire 20,2 million shares in Shoprite. Uhuru-Saccawu failed to repay the loan. The put option in respect of these shares lapsed on 2 July this year and the shares were bought at a purchase price of R287 million.

The net loss in respect of the transactions referred to above totalled R253 million and were fully provided for in Pepkor's 2001 financial statements. As a result the income statement shows a net loss of R139,1 million compared to a profit of R206,4 million the previous year. Headline earnings per share was down 59% to 52,0 cents (2000: 126,4 cents) and a dividend of 18 cents (2000: 80 cents) per share was declared. The dividend of the previous year relates to the larger group, which at that stage also held the investments in Shoprite and Brown & Jackson.

Trading environment

Despite some tax relief and a reduction in interest rates in both South Africa and Australia, other factors such as the general increase in petrol prices, a further weakening in currencies against the American dollar, the introduction of a 10% goods and services tax in Australia, increased unemployment and the advance of HIV/AIDS in Africa as well as increased expenditure on school fees, rent, electricity and rates in South Africa have all conspired to erode even further the disposable income in the mass retail market, a market where consumers are most vulnerable to any contraction in the economy.

Like many other retailing groups, Pepkor consequently also had to find ways of growing earnings in the face of persistently muted turnover growth. Lagging sales



Left: **Christo Wiese**, *chairman*
Right: **Carel Stassen**, *managing director*

All three subsidiaries are clothing retail chains focused on the cash discount market in which Pepkor has operated since its establishment and which represents its main sphere of expertise.

growth has become a feature of apparel retailing in general and shows no sign of changing dramatically in the foreseeable future. In fact, the contribution of retail spending to national annual consumer spending in South Africa has been declining since 1999, when it was 29,1% of the total. In 2000 it dropped to 27,4% and it is expected to fall to 25% this year.

It is no surprise, therefore, that many clothing retailers both in Africa and Australia moved downmarket as they face reduced spending on clothing across most income groups. This has resulted in more retailers competing in the mass market than ever before. And the trend is expected to continue as formal sector job shedding continues. Close observers of the retail sector in South Africa have estimated that the public sector shed 4% of its employee base in 2000 against 2% of the private sector.

The definition between individual retailing offerings is blurring. The difference between retailers in shopping experience and merchandise is less marked than before and price became of overriding importance with the best-perceived value earning the strongest following. In an environment of lower inflation, retailers who do not contain rising costs will be harder pressed than ever before to remain price competitive. Apparel retailers have to follow very closely the changing demands of customers in fashionability as well as in value and price if they do not want to be abandoned by their previously loyal customers.

Geared to price-competitive trading

Pepkor has a decidedly competitive advantage over many of its competitors. Our trading companies are geared in culture, infrastructure, operations, format and marketing to trade on price and offer value for money. Moreover, the group's focus has been on cash retailing, while many other retailers have suffered considerably due to the slowdown in credit spending. In addition, our merchandise offerings are heavily accented towards the family where spending on children's clothing is less volatile.

Consumerscope 2000 research shows that in South Africa Pep was able to grow its share of the retail clothing market to 7% of the total in 2000 (although its total trading space has remained almost static in recent years), while Ackermans increased its share from 2% in 1996 to 5% in 2000.


Pepkor
Making the desirable affordable

Chairman's and managing director's report *(continued)*

To survive increased competition, Pepkor's operating companies obviously need to maintain a clear and distinctive position in addition to maintaining their promises of keeping the "desirable affordable". That they have succeeded in remaining relevant and appealing to their consumers, is due in large measure to the continuous updating of product ranges and the enhanced shopping comfort resulting from more aggressive store refurbishment policies in recent years.

Urbanisation slows

While urbanisation of poor rural communities continues, it is at a slower pace than projected a decade ago, moderated by limited job opportunities, overcrowding and high levels of crime in cities. Currently, almost 90% of South Africa's whites and 50% of blacks are urbanised and projections are that by 2010, 60% of blacks will be urbanised. Contrary to earlier projections, it is now anticipated that blacks will be 90% urbanised by as late as 2070.

Pepkor's operations are well represented in both rural and urban centres. Ackermans trades predominantly in metropolitan centres countrywide. The Pep format continues to work successfully in both, but with an increasing bias towards urban trading, given that within the next five years 2,5 million black adults are expected to move from rural to urban centres. Wherever their location, their small retailing formats are ideally suited to commuting consumers shopping on small budgets.

At the same time, retailers serving rural shoppers at the bottom end of the market are ensnaring customers from higher priced formats, as country consumers, who are becoming poorer, buy on price in an effort to make ends meet.



Tiekie du Toit,

financial director

Responding to loss of disposable income

To rankle about loss of disposable income brought about by the advent of the lottery, gaming and the accessibility of cell phones shows an incapacity to cope with changing trading conditions. Moreover, recent research has shown that the effect of the lottery and gaming on clothing retail spending has been marginal.

From the outset, Pepkor's local trading companies accepted that income from these sources would not return. At the same time, they recognised that spending on cell phone airtime would be significant, borne out by estimates that some 17% of the population is currently connected to a cellular network. It was from this vantage that Pep was the first retailer to respond to the challenge by selling airtime electronically to cell phone users.

Curtailing operating costs

Maintaining profitable margins in an increasingly price-competitive retail environment requires more focus than ever before on technology and training to find ways of further eliminating costs from the supply chain while adding value.

The most significant cut in interaction costs and time have arisen through the application of business-to-business commerce links across the supply chain, together with centralised purchasing and warehousing, highly co-ordinated deliveries and lower stockholding. The operating companies were able to improve efficiencies in these areas during the year under review.

An important step has also been the acceleration of turnaround times, by evolving strong alliances with suppliers. Shorter lead times not only assist planning but also mean capital is not unnecessarily tied up by having to buy depth of stock.

Staff training remains an important priority in all the operating companies in the pursuit of improved productivity. All personnel, irrespective of their status, are exposed to ongoing educational opportunities.

It is against this background that Pepkor believes it is mastering changes in trading patterns, while still remaining profitable and ensuring the best possible prices to the ever-increasing band of South African and Australian budget shoppers who are offered desirable merchandise at affordable prices.



Left: **Christo Wiese**, *chairman*
Right: **Carel Stassen**, *managing director*

Two years ago Pep was written off as an outmoded business model that was no longer viable. However, Pep has been rebuilt from scratch without sacrificing its traditional values.

Operational review

By far the most encouraging aspect of the results, at operational level, was Pep's excellent performance. Two years ago, when Pep's operating profits dropped to R42 million, many analysts wrote off the chain as an outmoded business model that was no longer viable. However, Pep has been rebuilt from scratch without sacrificing its traditional values. Operating profit was increased to R117,7 million during the 2000 financial year, while the period under review saw a further improvement in operating profit to R149,3 million.

The 27% increase in operating profit was achieved on turnover growth of 18,1% to R2,570 billion on a trading space that grew by less than 3%. According to industry (RLC) statistics, Pep grew its market share, on a weighted annual basis, by 20% since November 1999. Pep would have performed considerably better had it not been for the poor results posted by its Africa division, which trades in Ghana, Zambia, Mozambique and Malawi, where significant foreign exchange losses were suffered.

While Pep has a strong presence in countries north of the Republic's borders, Pepkor's other South African subsidiary, Ackermans, is focusing its attention almost exclusively on trading within the country's borders. This chain also increased turnover by 18% and, in doing so, broke through the R1 billion barrier to record sales of R1,028 billion. Despite immense pressure on price in its market segment, Ackermans improved operating profit by 14,2% to R64,3 million (2000: R56,3 million).

Although Best & Less produced a 3% turnover increase, its operating profit dropped from R37,7 million to just more than R5 million. Notwithstanding how disappointing these results have been, they should be seen against the background of one of the most disastrous years yet experienced by the Australian clothing retail industry caused, inter alia, by the introduction of a 10% goods and services tax on 1 July last year. However, considerable changes have also been effected in this business, that are already paying off. Sales in existing stores showed a double-digit increase for the first eight weeks of the new financial year.

Prospects

We are optimistic about the year ahead. The turnaround in Pep is still continuing and, although trading conditions will remain tough, we believe we will see

Chairman's and managing director's report *(continued)*

considerable further profit growth in this chain because of its sound reputation for offering value at best prices. The problems experienced in its Africa division are being dealt with intensively and we expect considerable improvements, while further expansions have been discontinued. Ackermans weathered the price pressure in its market very well and will, we believe, continue to show strong growth, especially in such markets as children's and baby wear, as well as home accessories, where it has built exceptionally strong support. In Australia we should see a notable improvement on 2001, as the unfavourable trading environment shows signs of improvement.

The group is well positioned for further growth. We have started off extremely well in the new financial year, achieving in the first eight weeks double-figure turnover growth from existing stores not only in Australia but also in South Africa.

Board

Following the restructuring the board of Pepkor was reconstituted. As a result, a number of mainly non-executive directors resigned. They are Messrs Barney Rogut, John Braithwaite, Carel van der Merwe and Renier van Rooyen. We wish to thank them not only for their loyal service over the years but also, in particular, for the sage council and balance they provided in our deliberations.

We cannot let this opportunity pass without paying homage to Renier van Rooyen, a giant in the history of the South African retail industry and chairman of the group until 1981. He established Pep Stores, the parent company of Pepkor, 36 years ago and with that started a revolution in local retailing. A charismatic leader who treated every member of staff as his equal, he created a business philosophy which to this day forms the cornerstone of our company. His is a legacy that will endure, because it is based on values that form the very basis of our existence.

New appointments to the Board are Messrs André Labuschaigne and Daan Venter, managing directors of Pep and Ackermans respectively, Tiekie du Toit, financial director, and Dr Eltie Links (non-executive).

Acknowledgments

The year under review was in many respects a taxing time for the group. The restructuring unavoidably caused some disruption while the tough market conditions made enormous demands on management and staff. We want to thank every one of them, as well as every member of the Board, for the way in which they faced up to these challenges and for the excellent results they nevertheless achieved under these circumstances.

C H Wiese
Chairman

C Stassen
Managing director

Group profile

	PEP	ACKERMANS	BEST & LESS
NUMBER OF STORES (at year-end)	1 226	256	108
GEOGRAPHICAL SPREAD (number of stores)	South Africa 838 Africa other 388	South Africa 228 Africa other 28	Australia 108
PRODUCT RANGE	Clothing Footwear Household textiles	Clothing Footwear Household textiles	Clothing Footwear Household textiles
CHIEF EXECUTIVE	André Labuschaigne	Daan Venter	Howard Goldberg
EFFECTIVE HOLDING	100%	100%	100%
AVERAGE STORE SIZE (m^2)	354	644	1 264
NUMBER OF STAFF (at year-end)	9 096	2 117	1 709
TARGET MARKET (living standard median/ income group)	LSM 5/4/3/2/1	LSM 6/5/4	BC


Pepkor
Making the desirable affordable

Review of operations

PEP

Turnover:
R2 570 million

Operating profit:
R149 million

Capital employed:
R1 049 million

Return on capital employed:
17,5%

Number of stores:
1 226

Number of employees:
9 096



André Labuschaigne,
managing director

Pep, which is, in fact, the precursor of Pepkor, is today by far the dominant component of the group, contributing 54% to total turnover and 68% to the profit generated by the three chains during the 12 months to 30 June. The chain's turnaround, first reflected in the results for the 2000 reporting period, followed an extensive reconditioning of every aspect of the business. It gained further momentum in the period under review and in the months since year-end. A solid foundation has been laid for sustainable future growth. Management's confidence is based on the all-round improvement in virtually every aspect of the business.

An important factor in the chain's recovery was management returning it to its original positioning, reversing a process started a few years ago of taking Pep more upmarket. Since its return to its earlier niche, Pep has been steadily regaining the market share lost to competitors.

To achieve the turnaround, management addressed a broad spectrum of issues. Extensive skills training at all levels greatly increased the motivation, efficiency and productivity of staff. Instead of enlarging the footprint of the chain, which already operates more than 1 220 outlets in South Africa and beyond, the focus was on improving the location of stores and on increasing turnover on the existing trading area. During the last three years 167 non-performing stores were closed and new ones opened in areas with higher consumer densities. As part of this process Pep increasingly and most successfully opened stores in middle and lower-income shopping centres, which are attracting greater numbers of the chain's target market. The outlets in shopping centres offer the same merchandise, but in an environment with a slightly different ambience.

Although the accent in the location of new stores is on metropolitan areas, its country stores are doing well due to their small and versatile format and low overhead structures. Pep's presence in country areas has also benefited from other chains scaling down their operations due to overtrading and their inability to service outlying areas efficiently in terms of stock replenishment.

To increase turnover per square metre Pep not only introduced new and more exciting product ranges, but also increased the quality of its product offering, heightening consumer acceptance. These improvements in the merchandise offering, coupled with more attractive shopping environments and enhanced service contributed greatly to the chain growing like-for-like sales by 16% for the second consecutive year.

This sales growth excludes cell phone and cell phone related products. Air time sales have the potential for steady growth as more and more people at all income levels get connected to a cellular network. Pep became the first retail chain in the world to sell air time electronically.

Other factors contributing to the chain's improved profitability – the operating profit margin increased to 5,8% compared to 5,4% in 2000 – are a reduction in markdowns, faster stock turn and a further decrease in shrinkage, which has been halved over a two-year period. In addition, Pep greatly improved data integrity thereby enhancing the quality of decision-making. It has developed, on a partnership basis, a new logistical system for quicker and more cost-effective merchandise distribution throughout its store network, with a series of distribution hubs created around the country from where merchandise is conveyed to the individual stores.





Virtually every aspect of the business was extensively reconditioned and a solid foundation laid for sustainable future growth.

Pep did extremely well within South Africa and in some of the BLNS countries (Botswana, Lesotho, Namibia and Swaziland). However, its results were adversely affected by the poor operating performance of its Africa division (Ghana, Malawi, Mozambique and Zambia), comprising 50 of the chain's 1 226 stores, particularly as a result of the significant foreign exchange losses suffered in these countries. Corrective action was immediately taken to strengthen management, reduce stock levels and improve supply lines. All further expansion in this division has been discontinued until all the problems have been satisfactorily resolved.

At year-end Pep reported a positive operational cash flow of R94,1 million compared with a negative cash flow of R86,5 million the previous year. Return on capital employed increased to 17,5% from the 16,8% achieved in 2000.

To sharpen its focus on retailing Pep over time sold off some of its clothing and textile factories and then combined the remaining ones into a single vertically integrated unit manufacturing strategic products for the chain.

In the period under review Pep Bank, a joint undertaking managed by BoE Bank, increased the number of its outlets from 8 to 50. Results continue to exceed expectations. Pep Bank, of which the branches are either located within Pep stores (but with own entrances) or close to them, offers affordable banking services via a range of basic products. Pep's main contribution is its trademark and its knowledge of the target market. However, its management is in no way involved in the daily running of the bank.


Pepkor
Making the desirable affordable

Review of operations *(continued)*

ACKERMANS

Turnover:
R1 028 million

Operating profit:
R64 million

Capital employed:
R270 million

Return on capital employed:
25,2%

Number of stores:
256

Number of employees:
2 117



Daan Venter,
managing director

With most fundamentals in place, Ackermans progressed further on the road to maximum profitability. In the year under review the chain continued to grow off the already high base of the 2000 financial year. Management's objective now is to turn Ackermans into a world-class business selling mainly to the middle market, where it is very well established, with high acceptance of its trademark across the entire demographic spectrum.

Due to its positioning in the middle market, Ackermans' business is concentrated within South Africa from where, at least for the foreseeable future, most of its growth will come. Although it does operate a number of profitable stores in neighbouring countries such as Namibia and Botswana, it does not at this stage see other countries in Africa south of the Sahara as potential markets.

In the past Ackermans was best represented in the country's southern provinces, and then mainly in the larger towns and metropolitan areas where the chain has also been locating stores in shopping centres with great success. During the last few years Ackermans has been extending its footprint in the northern provinces, and the majority of the 28 new stores opened during the period under review were established in these areas. All the new stores were profitable within the first year of operation. Ackermans today boasts an excellent geographic distribution of its 256 stores, especially within South Africa.

As in the case of the other two chains in the group, it primarily targets the family for which it provides carefully selected ranges of clothing, footwear and homewares. The chain's offering of the latter was expanded considerably during the period under review. To enhance the shopping experience, the standard product offering is extended through opportunistic purchases of unsold quality merchandise or cancelled orders obtained by Ackermans from local and international manufacturers at highly competitive prices.

All merchandise sold in Ackermans stores is manufactured to international quality standards. This is particularly true of products sold at highly competitive prices under the Ackermans Baby Company (ABC) label. ABC is by far the market leader in South Africa and this label represents a substantial part of the chain's turnover.

In the period under review Ackermans also introduced Budget Basics, a new range of basic products that have been re-engineered without loss of quality to achieve considerable savings. This was achieved through strategic alliances with suppliers which rewarded them with longer and therefore more economical runs.

Two of the new stores opened during the year are stand-alone Hang Ten stores, one in the Cape and the other in Gauteng. The decision to experiment with a stand-alone format for this famous Californian brand was motivated by its popularity in regular Ackermans stores. Since Ackermans acquired this brand's South African




Budget Basics
3
Ladies
Hi-cut
Budget Basics
3
Men's
Minibriefs
100%
COTTON

rights, sales of Hang Ten in this country have increased tenfold. Should the first two experimental stores prove successful, a further eight stores will be rolled out to create some critical mass.

In the 12 months to 30 June the accent was on turning Ackermans into a more efficient and profitable business, and the company produced turnover growth of 18,3% although total trading space within existing stores was reduced by 3,5%. Total sales for the first time exceeded R1 billion. Despite extremely fierce price competition in its sector, Ackermans largely managed to maintain profit margins and produce positive operational cash flow of R34,6 million. Its return on capital employed was 25,2%, amongst the highest for the industry.

This was achieved by utilising space more productively to drive up turnover per square metre. In addition, heavy emphasis was placed on effective cost control, on managing stock downward and increasing stock turn, and on the better utilisation of human resources.

Ackermans is today a far healthier business than a few years ago and its trademark enjoys high acceptance across the entire demographic spectrum.

Review of operations *(continued)*

BEST & LESS

Turnover:
A$287 million

Operating profit:
A$1,4 million

Capital employed:
A$57 million

Return on capital employed:
2,8%

Number of stores:
108

Number of employees:
1 709



Howard Goldberg,
managing director

The Australian chain Best & Less, which trades in more or less the same market segment as Ackermans in South Africa, is also a cash discount business targeting families with relatively low discretionary income. It was acquired in 1998.

In line with the rest of the Australian retail industry and the clothing sector in particular, Best & Less in the 12 months to 30 June experienced one of the most difficult years in its existence. Among the main reasons for the retail slump was the aftermath of the Olympic Games, which was preceded by a consumer spending spree; the introduction on 1 July 2000 of a 10% goods and services tax (GST); and a substantial rise in fuel and other transport costs. The situation was exacerbated by massive stock clearance sales over 15 months by Australia's largest clothing retailer through its three major chains.

Nevertheless Best & Less managed to increase turnover slightly to R1,165 billion, but with the operating margin under intense pressure, operating profit plummeted. However, market share was maintained in respect of children's wear, which represents a major part of its business.

In addition to addressing market conditions, certain changes were also effected in the business itself. A new managing director, Howard Goldberg, took over the reins in March 2001 on the retirement of Jim Hall while several other senior management appointments were also made. The new team has already introduced substantial changes, especially on the supply side. The number of suppliers has been reduced and meaningful strategic alliances entered into with those remaining, while supply chains from China, Best & Less's greatest source of merchandise, have been shortened. At the same time, product ranges have been rationalised. This has also led to an improvement in stock turn.

During the period under review the number of stores was increased by ten from 98 to 108 while in the case of certain existing branches store lay-outs were upgraded to enhance the shopping experience. The new stores and store upgrades were funded from operational cash flow, which still remained positive for the reporting period. With this number of stores Best & Less is now a meaningful player in the Australian clothing retail market.

Most of the new stores are in Victoria and Western Australia, where the chain has been poorly represented in the past. By increasing the number of stores in these areas Best & Less not only provides greater accessibility to its merchandise, but also achieves the critical mass in terms of the store numbers needed to make regional advertising and other sales promotion cost-effective.

Despite the fact that Best & Less has had two disappointing years after its record results for 1999, it is nevertheless considered an essentially sound business with





enormous potential. Management expects it to achieve considerably improved results for 2002. There are convincing indications that the country's GDP will show an upward trend while the impact of GST has also to a large extent been absorbed by the economy.

In addition, the changes effected in the business are already starting to bear fruit, and for the first eight weeks of the new financial year the chain reported double-digit growth on a like-for-like basis.

With the 108 stores it now operates, Best & Less has become a meaningful player in the Australian clothing retail market.



Directorate

Top left: **J W Basson**
Top right: **T R Hlongwane**
Bottom left: **C Moore**
Bottom centre left: **J J Visser**
Bottom centre right: **J J Fouché**
Bottom right: **E Links**



EXECUTIVE DIRECTORS

C Stassen (51) *B.Com. CA (SA)*
Managing director

J H du Toit (40) *B.Acc. CA (SA)*
Financial director

A C Labuschaigne (45) *B.Acc. CA (SA)*
Managing director: Pep

D J Venter (48) *AEP (Unisa)*
Managing director: Ackermans

NON-EXECUTIVE DIRECTORS

C H Wiese (59) *B.A. LL.B. D.Com. (H.C.)*
Chairman

J W Basson (55) *B.Com. CA (SA)*
J J Fouché (53) *B.Com. LL.B.*
T R Hlongwane (62)
E Links (54) *B.Com. Ph.D.*
C Moore (51) *B.Com. CA (SA)*
J J Visser (53) *B.Com. CA (SA)*

Administration

Main bankers
ABSA Bank
FNB Corporate

Attorneys
Jan S de Villiers

Sponsor
Barnard Jacobs Mellet Corporate Finance (Pty) Ltd

Transfer secretaries
Mercantile Registrars Limited
PO Box 1053
Johannesburg 2000
Telephone: +27 11 370-5000
Facsimile: +27 11 370-5271

Registered office/number
Pepkor Limited
Registration number 1965/007765/06
Incorporated in South Africa
36 Stellenberg Road
Parow Industria 7490
Telephone: +27 21 933-5137
Facsimile: +27 21 933-5075

Company secretary
J F Pienaar
PO Box 6100
Parow East, 7501

Auditors
PricewaterhouseCoopers Inc.

Value added statement


Pepkor
Making the desirable affordable

Pepkor Limited and its subsidiaries for the year ended 30 June

	2001		2000	
	R'000	**%**	R'000	%
Turnover	**4 762 412**		5 287 095	
Investment income	**91 129**		93 553	
Paid to suppliers for goods and services	**(4 033 558)**		(4 279 938)	
Value added	**819 983**	**100,0**	1 100 710	100,0
Employed as follows:				
Employees				
Salaries, wages and service benefits	**691 443**	**84,3**	738 041	67,1
Providers of capital	**167 271**	**20,4**	245 509	22,3
Finance charges to providers of funds	**123 738**	**15,1**	61 878	5,6
Dividends to providers of share capital	**43 533**	**5,3**	183 631	16,7
Taxation				
Payment of taxation on profits made	**9 752**	**1,2**	35 191	3,2
Reinvested	**(48 483)**	**(5,9)**	81 969	7,4
Reinvested in the group to finance future expansion and growth				
Depreciation	**90 198**	**11,0**	107 367	9,7
Deferred taxation	**36 677**	**4,5**	(66 370)	(6,0)
(Loss)/retained profit	**(175 358)**	**(21,4)**	40 972	3,7
Employment of value added	**819 983**	**100,0**	1 100 710	100,0



Five year review

Pepkor Limited and its subsidiaries

R million	**2001**	2000	1999	1998	1997
INCOME STATEMENT					
Turnover	**4 762,4**	5 287,1	4 895,3	4 023,4	4 281,4
Operating profit	**200,9**	235,0	150,7	120,5	341,3
Investment income	**91,1**	93,6	94,9	69,3	21,1
Interest paid	**123,7**	61,9	129,7	71,1	114,2
Profit before exceptional items	**168,3**	266,7	115,9	118,7	248,2
Exceptional items	**(252,9)**	(73,3)	(81,9)	12,8	123,3
Amortisation of goodwill	**(0,8)**	–	–	–	–
Income of associated companies	**–**	–	0,9	35,4	14,3
Profit before taxation	**(85,4)**	193,4	34,9	166,9	385,8
Taxation	**46,4**	(31,2)	(7,9)	12,3	59,0
Profit after taxation	**(131,8)**	224,6	42,8	154,6	326,8
Outside shareholders' interest	**7,3**	18,2	16,9	10,9	47,5
Net profit	**(139,1)**	206,4	25,9	143,7	279,3
Statistics per share					
Number of shares issued (million)	**221,9**	221,9	221,9	216,2	207,6
Earnings per share (cents) (before exceptional items)	**51,6**	125,7	47,6	54,4	72,4
Dividend per share (cents)	**18,0**	80,0	50,0	50,0	44,0
Dividend cover (times)	**2,9**	1,6	1,0	1,1	1,6
Profitability					
Operating margin (%)	**4,2**	4,4	3,1	3,0	8,0
Employees					
Number of employees	**12 933**	15 068	17 499	17 319	16 352
Turnover per employee (Rand)	**368 237**	350 882	279 749	232 310	261 827
Other statistics					
Number of retail outlets	**1 590**	1 524	1 608	1 622	1 545
Number of manufacturing units	**2**	3	4	6	9

Note:
The pro forma comparative figures in the income statements above represent the figures of the group after adjustments have been made for investments distributed to shareholders in terms of the restructuring, referred to elsewhere in this report, and are based on the audited annual financial statements. Pro forma figures for the balance sheets for those years are not available.


Pepkor
Making the desirable affordable

Enquiries

Enquiries relating to shareholdings in the company such as the loss of share certificates, dividend payments, or to notify change of address and/or bank account details, please write to the transfer secretaries: Mercantile Registrars Ltd, PO Box 1053, Johannesburg 2000. If you have received more than one copy of this annual report, there may be more than one account in your name on the company's register of members. If you would like to amalgamate your holdings, write to the transfer secretaries, detailing the accounts concerned and instructions on how they should be amalgamated.

Additional copies of annual financial statements

Additional copies of the report are obtainable from:

South Africa: The Company Secretary, Pepkor Ltd, 36 Stellenberg Road, Parow Industria 7490, telephone number: (021) 933-5137. United States of America: The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, NY 10286, telephone number: (212) 815-2207. United Kingdom: The Company Secretary, Brown & Jackson plc, Knowsthorpe Gate, Cross Green Industrial Estate, Leeds, LS9 0NP, telephone number: (0113) 240-6406.

ADR programme for American investors

Ordinary shares in Pepkor Ltd are traded in the United States of America in the form of American Depository Shares (ADS's) and evidenced by American Depository Receipts (ADR's). Each ADS represents two ordinary shares. The US sponsored depository bank for the company is The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, NY 10286.

Share transactions totally electronic ("STRATE")

As from Monday, 30 July 2001 the company has transferred its share capital to the electronic settlement and custody system, STRATE, designed to achieve contractual, rolling and irrevocable settlement. Shareholders who have not lodged their share certificates with a Central Securities Depositary Participant ("CSDP") or qualifying broker of their choice, are encouraged to do so. Trading for electronic settlement has begun on Monday, 20 August 2001, from which date shareholders will not be able to sell their Pepkor shares unless they exist in electronic form in the STRATE environment. From Monday, 27 August 2001 all trades in the company's shares take place electronically. Any questions with regard to the transfer to STRATE may be directed to the company secretary at telephone number (021) 933-5137 or the transfer secretaries, Mercantile Registrars Ltd, at telephone number (011) 370-5000 or (021) 405-2657.

Dividends

An interim dividend of 9 cents per share was paid on 23 March 2001. A final dividend of 9 cents per share was paid on 25 September 2001, bringing the total dividend for the year to 18 cents (2000: 80 cents) per share.

To comply with the procedures of STRATE, the last day to trade in the shares for purposes of entitlement to the final dividend was Friday, 14 September 2001. The shares commenced trading ex dividend on Monday, 17 September 2001 and the record date was Friday, 21 September 2001.

Payment of dividend directly into shareholders' bank accounts

Shareholders who do not currently have their dividend paid directly into a bank account and who wish to do so should complete a mandate instruction obtainable from the company's transfer secretaries at the above address.



Stock exchange transactions

	Year ended 30 June				
	2001	2000	1999	1998	1997
Number of shares traded ('000)	**287 749**	76 047	69 728	46 904	28 503
Value of shares traded (R'000)	**910 550**	1 799 540	1 565 937	1 404 792	556 158
Volume of shares traded as a % of total shares issued	**129,7**	34,3	31,4	21,7	13,7
Market capitalisation (R'000)	**634 738**	5 415 248	5 393 054	4 745 098	5 501 084
Share price for the year (cents)					
Lowest	**200**	1 870	1 300	2 000	1 400
Average	**316**	2 366	2 246	2 995	1 951
Highest	**860**	3 200	3 300	3 990	2 700
Closing	**286**	2 440	2 430	2 195	2 650
JSE actuaries index					
Industrial shares	**7 866**	8 605	7 561	8 027	8 791
Retail shares	**5 680**	8 047	8 236	7 837	9 823

Shareholders' profile

	Number of holders	Percentage holding	
		2001	2000
C H Wiese	2	**21,1**	0,1
Other directors, group staff and share incentive trusts	70	**5,4**	2,2
Standard Bank Nominees (Transvaal) (Pty) Ltd	1	**30,1**	16,3
Nedcor Bank Nominees Ltd	1	**11,1**	9,4
Old Mutual Nominees (Pty) Ltd	1	**10,0**	4,9
Other insurance companies, pension funds and institutional holders	28	**20,8**	15,3
Pepgro Ltd		**–**	50,9
Other shareholders	1 445	**1,5**	0,9
Total	1 548	**100,0**	100,0

Disclosures by nominee shareholders

The following beneficial shareholding equal to or exceeding 5% of the issued shares as at 30 June 2001 has been determined from information which nominee shareholders have provided in terms of section 140A of the Companies Act in South Africa:

Old Mutual 9,9%


Pepkor
Making the desirable affordable

Notice is hereby given that the thirty sixth annual general meeting of the shareholders of Pepkor Limited will be held in the boardroom of Pepkor's head office, 36 Stellenberg Road, Parow Industria, at 09:45 on 26 October 2001 for the purpose of passing the following resolutions, with or without modification:

Ordinary resolution number 1

To adopt the annual financial statements for the year ended 30 June 2001 including the auditors' report.

Ordinary resolution number 2

To confirm the directors' remuneration of R43 667.

Ordinary resolution number 3

To approve the simultaneous re-appointments of the retiring directors by way of a single resolution.

Ordinary resolution number 4

To re-appoint Messrs J H du Toit, A C Labuschaigne, D J Venter, C H Wiese and Dr E Links, who retire as directors in terms of the articles of association of the company, but being eligible, have offered themselves for re-election.

Ordinary resolution number 5

To confirm the payment of the ordinary dividend.

Ordinary resolution number 6

That, subject to the provisions of the Companies Act, 1973, as amended ("the Act") and the Listings Requirements of the JSE Securities Exchange, the directors are hereby authorised to allot and issue in their discretion all the remaining authorised but unissued ordinary share capital of the company for such purposes as they may determine after setting aside so many shares as may be required to be allotted and issued by the company, pursuant to the schemes governed by the rules of the Pepkor Limited Share Incentive Trust, the Pep Limited Share Incentive Trust, the Pep Limited Share Incentive Trust number 2 and the Ackermans Limited Share Incentive Trust.

Ordinary resolution number 7

That, subject to the passing of ordinary resolution no. 6 and in accordance with the Listings Requirements of the JSE Securities Exchange, the directors are hereby authorised to issue ordinary shares of 5 cents each for cash, irrespective as to whom the shares will be issued, as and when suitable situations arise, subject to the following conditions:

- that this authority is valid until the company's next annual general meeting, provided it shall not extend beyond 15 months from the date that this authority is given;
- that a paid press announcement giving full details, including the impact on net asset value and earnings per share, will be published at the time of any issue representing, on a cumulative basis within a financial year, 5% or more of the number of ordinary shares in issue prior to the issue in question;
- that issues in the aggregate in any one financial year may not exceed 10% of the company's issued ordinary share capital and provided further that such issues shall not in aggregate in any three-year period exceed 15% of the company's issued ordinary share capital;
- that in determining the price at which an issue of ordinary shares may be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price as determined over the 30 days prior to the directors' resolution or, where no announcement is required and none has been made, the date of issue of the ordinary shares. Issues at a discount greater than 10% may be undertaken, subject to specific shareholders consent; and
- that any such issue will only be made to public shareholders as defined by the Listings Requirements of the JSE Securities Exchange.

If less than 35 per cent of the company's issued ordinary share capital is in the hands of the public, as defined by the Rules of the JSE Securities Exchange, the approval of a 90 per cent majority of the votes cast by shareholders present or represented by proxy at the meeting is required for this ordinary resolution to become effective.



Notice to shareholders

(continued)

Ordinary resolution number 8

That the amendments to the trust deeds of the following share incentive schemes:

- the Ackermans Limited Share Incentive Trust and
- the Pep Limited Share Incentive Trust,

particulars of which are set out herein, be approved.

The amendments allowed for the granting of new options to all option holders under the rules of the said schemes, against cancellation of their existing options. The new options entailed that existing participants:

- could purchase the same number of Pepkor Limited shares as to which they were entitled under the options already granted to them at the calculated value of a Pepkor Limited share on date of implementation of the unbundling, being R6,38 per share; and
- could purchase double the number of additional Pepkor Limited shares at the market value thereof on date of acceptance of the option.

The amendments became necessary to accommodate participants who have been granted options to purchase Pepkor Limited shares under the said share incentive schemes which options, after the unbundling of the Pepkor Limited group of companies during November 2000, no longer made sense due to the change in the nature and underlying assets relating to the shares.

Proxies

A member entitled to attend and vote may appoint a proxy, who need not be a member of the company, to attend, vote and speak on his behalf. A proxy form is enclosed for those members who are unable to attend the meeting. Proxies must reach the secretary at his office at 36 Stellenberg Road, Parow Industria at least 48 hours before the commencement of the meeting.

By order of the Board

J F Pienaar
Secretary

26 September 2001

36 Stellenberg Road, Parow Industria 7490

Secretarial certification

In accordance with section 268G(d) of the Companies Act of South Africa ("the Act"), it is hereby certified that the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act and that such returns are true, correct and up to date.

J F Pienaar
Secretary

27 August 2001

Pepkor

Making the desirable affordable

Annual financial statements

Contents




Pepkor
Making the desirable affordable

Corporate governance and approval of annual financial statements

The Board subscribes to the principles of transparent and honest corporate governance as set out in the Code of Corporate Practices and Conduct in the King Report ("the Code"), and in all material respects complies with the requirements thereof. In line with their respective codes of ethics group companies endeavour at all times to maintain the highest standard of integrity in dealing with their clients, staff, shareholders and suppliers and in doing so to ensure the largest measure of credibility, trust and stability.

Group structure

Pepkor is an investment holding company with investments in unlisted companies. These operating companies have independent boards of directors on which representatives of Pepkor serve in a non-executive capacity. All Pepkor's subsidiaries are committed to the principles of sound corporate governance as contained in the Code, and as far as practicable comply with all the essential aspects thereof. Pepkor encourages these companies to comply fully with the Code, and to disclose any cases in which such compliance is not possible.

Board of directors

Pepkor's Board consists of eleven directors, four of whom hold executive positions in the group. The Chairman of the Board is a non-executive director. The composition of the Board provides for proper deliberation of all matters requiring the Board's attention thereby ensuring balance of power and authority. The Board meets at least four times a year. Particulars of the members of the Board are furnished on page 16 of the annual report.

Audit committee

The Pepkor audit committee consists of two non-executive directors and one executive director, and meets at least twice a year in order to evaluate matters such as accounting practices, internal control systems, auditing and financial reporting. The audit committee is also charged with identifying and reporting to the Board on critical areas of risk that have been identified for the group in collaboration with the management.

The audit committee functions in terms of a written mandate from the Board, and the external auditors have unrestricted access to the committee. Relevant members of the executive management are also invited to attend meetings in order to assist the committee in carrying out its task. The audit committee receives feedback on the activities of the company's subsidiaries and also has access to the minutes of board meetings of these companies.

Remuneration committee

The remuneration of the executive directors is subject to the approval of the remuneration committee, consisting of the Chairman of the company, the managing director and a non-executive director.

Employment equity

The company pursues a policy of equal opportunities and no discrimination. Since the group's operations are vested in separate subsidiary companies, each of which operate in unique circumstances, those companies implement such staff development and affirmative action programmes as are required by their particular circumstances and similarly provide for employee participation.

Internal control

The directors accept final responsibility for the internal control systems of the group. It is the management's responsibility to ensure that relevant legislation and regulations are complied with and that adequate internal financial control systems are developed and maintained in order to provide reasonable assurance regarding:

- the completeness and accuracy of the accounting records;
- the integrity and reliability of the annual financial statements; and
- the safeguarding of the business undertaking's assets.

The effectiveness of any internal financial control system depends upon strict observance of prescribed measures. Non-observance of such measures by staff is always a risk. Consequently even a strict internal control system can only provide reasonable assurance as regards financial reporting and the safeguarding of assets. An evaluation of the group's internal financial control systems was made on 30 June 2001, and on the basis of this evaluation the Board is of the opinion that the internal control systems in respect of financial reporting and the safeguarding of assets against unauthorised use or disposal complied with acceptable criteria.

Approval of annual financial statements

The responsibility for preparing and submitting the annual financial statements was delegated to the management. The financial statements were prepared in accordance with South African Statements of Generally Accepted


Pepkor
Making the desirable affordable

Accounting Practice and are in accordance with the group's accounting records and policy which have been applied on a consistent basis.

The directors accept final responsibility for the integrity, objectivity and reliability of the annual financial statements and subscribe to the concept of transparency in financial reporting. The external auditors are responsible for reporting on the annual financial statements. The directors are of the opinion that the group has sufficient resources at its disposal to carry on the undertaking in the foreseeable future and the annual financial statements have accordingly been prepared on a going concern basis.

The directors' report, annual financial statements and group annual financial statements as set out on pages 26 to 50 have been approved by the Board.

Signed on behalf of the Board of Directors

C H Wiese
Chairman

C Stassen
Managing director

27 August 2001

Auditors' report

Report of the independent auditors to the members of Pepkor Limited

We have audited the annual financial statements and group annual financial statements of Pepkor Limited set out on pages 26 to 50 for the year ended 30 June 2001. These financial statements are the responsibility of the directors of the company. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company and the group at 30 June 2001 and the results of their operations, changes in shareholders' funds and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa.

PricewaterhouseCoopers Inc

PricewaterhouseCoopers Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)
Cape Town

27 August 2001


Pepkor
Making the desirable affordable

Directors' report

Pepkor Limited and its subsidiaries

Share capital

The authorised share capital of the company was increased on 31 October 2000 by the creation of 120 million non-convertible, non-participating non-transferable redeemable preference shares of no par value. On 3 November 2000, 91 920 930 preference shares were issued at 0,1 cent each.

Full details of the company's authorised and issued share capital are set out in the notes to the annual financial statements.

Restructuring

On 31 October 2000 the shareholders of the company approved a restructuring whereby the company's interests in Shoprite Holdings Ltd and Brown & Jackson plc were distributed to shareholders by means of an in specie repayment of capital. Shareholders received 150,576 Shoprite Holdings Ltd shares and 50 Tradehold Ltd shares per 100 shares held. These transactions resulted in the share premium account of the company being reduced by R837 739 762.

Business of the group

Pepkor Limited is an investment holding company with investments in subsidiaries and at year-end the company controlled mainly the following investments:

- Pep Limited

Pep Stores retailing for cash clothing, footwear, blankets and household softs/hardware from premises situated in the Republic of South Africa, Namibia, Botswana, Lesotho, Swaziland, Zambia, Mozambique, Malawi and Ghana.

Pep Manufacturing, manufacturing operations situated in the Western Cape allied to the clothing retail.

- Ackermans Limited

Ackermans retailing for cash clothing, footwear, blankets and household softs/hardware from premises situated in the Republic of South Africa, Namibia, Botswana, Swaziland, Lesotho and Mozambique.

- Best & Less

Best & Less retailing for cash, clothing and household textiles from premises situated in Australia.

- Sundry

Pepkorfin, which renders certain head office services in the group.

Pepkor Limited's interest in its subsidiaries as well as their individual activities, is set out in the annual financial statements.

Group results

Comparative figures

The pro forma comparative figures in the income statement for the year to 30 June 2000 and in the balance sheet at 30 June 2000 represent the group's figures after adjustments were made for investments distributed to the company's shareholders in terms of the restructuring, and are based on the audited annual financial statements of that year. Pro forma comparative figures are in certain instances not available, as the group only came into existence in its present form on 1 July 2000.

Changes in accounting policy

The accounting policy in respect of the accounting for goodwill and dividends were changed to comply with the amended South African Statements of Generally Accepted Accounting Practice relating to the amortisation of goodwill (AC 131) and the treatment of dividends declared after the end of a financial year (AC 107).

Goodwill is being accounted for in the balance sheet since 1 July 2000 and amortised over not more than 20 years using the straight-line method. The carrying value of goodwill is reviewed annually and written down in respect of a permanent impairment if deemed necessary. The pro forma comparative figures have not been restated. Goodwill that arose before 1 July 2000 was written off fully against reserves. Dividends paid are accounted for during the financial year when the declaration is made. The pro forma comparative figures in the balance sheet at 30 June 2000 have been restated for the treatment of dividends.

Earnings

After taking into account outside shareholders' interest, the group achieved earnings per share, before exceptional items, of 51,6 cents (2000: 125,7 cents).

Details of the results of Pepkor Limited and the group are contained in the income statement.

The attributable interest of Pepkor Limited in the taxed profits and losses, after exceptional items, of its subsidiaries for the year was as follows:

	2001	2000
Total profits	**R206,3 million**	R347,8 million
Total losses	**R364,6 million**	R151,7 million

Dividends

An interim dividend of 9 cents (2000: 50 cents) per share was paid on 23 March 2001. A final dividend of 9 cents (2000: 30 cents) per share is payable on 25 September 2001. This brings the total dividend for the year to 18 cents (2000: 80 cents) per share.

Directorate

The names of the directors are listed on page 16 of the annual report. On 31 October 2000 Messrs J H du Toit, A C Labuschaigne and D J Venter were appointed as directors, replacing Messrs D H Anderson, J Braithwaite, B Rogut, W C van der Merwe and R van Rooyen who resigned at the same date. On 4 June 2001 Dr E Links was appointed as a director.

In terms of the articles of association of the company Messrs J H du Toit, A C Labuschaigne, D J Venter, C H Wiese and Dr E Links retire as directors of the company at the annual general meeting, but being eligible offer themselves for re-election.

At 30 June 2001 the directors of Pepkor Limited held a direct interest of 2,1% (2000: 0,1%) and an indirect, non-beneficial interest of 20,9% (2000: 0,3%) of the issued share capital of the company. Indirect holdings through listed companies have not been included. No material change in the shareholding of directors has occurred between the end of the financial year and the date of this report.

Post-balance sheet event

The put option against the company in respect of 20,2 million shares in Shoprite Holdings Ltd expired on 2 July 2001 and consequently these shares were bought at a purchase price of R287 million. The portion of the purchase price exceeding the market value of the shares was written off as an exceptional item in the year ended 30 June 2001.

Holding company

The company has no holding company. An analysis of the main shareholders of the company appears on page 20 of this report.

Secretary

The name and address of the secretary appear on page 16 of this report.



Accounting policies

Pepkor Limited and its subsidiaries for the year ended 30 June 2001

The annual financial statements are prepared on the historical cost basis, with the exception of certain fixed assets which are adjusted for revaluations as detailed below, and incorporate the following principal policies which are, with the exception of the treatment of goodwill and dividends, in all respects consistent with those of the previous year:

1. Consolidated annual financial statements

The consolidated annual financial statements include the accounts of the company and all its subsidiaries. Goodwill is the excess of cost over net asset value at the date of acquisition of interests in subsidiaries. Goodwill that arose before 1 July 2000 was already written off against retained income. Goodwill arising since this date, is being accounted for in the balance sheet and amortised using the straight-line method over its estimated useful life, not exceeding 20 years. This represents a change in accounting policy. The pro forma comparative figures have not been restated.

2. Foreign currency

Amounts in foreign currency, resulting from trading, are converted to Rand at the contracted exchange rate. Exchange rate differences which occur at settlement or conversion are fully accounted for in the income statement in the period in which it occurred.

3. Foreign subsidiaries

Assets and liabilities of foreign subsidiaries are converted to Rand at the exchange rates ruling at year-end, whereas their income statement and cash flow statement items are converted to Rand at weighted average rates of exchange during the financial year. Differences arising on conversion are taken directly to non-distributable reserves.

4. Turnover

Turnover of the group is the total of all sales of the company's subsidiaries, after elimination of intergroup sales.

5. Deferred taxation

Deferred taxation is provided at prevailing rates on the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values in the balance sheet.

Provisions for taxes which could arise on the remittance of retained earnings, principally relating to subsidiaries, is only made where there is a current intention to remit such earnings.

The principal temporary differences arise from depreciation on fixed assets, provisions and tax losses carried forward. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable income will be sufficient to recoup the deferred tax assets.

6. Fixed assets

Land and buildings are regarded as investment properties and reflected at cost or valuation. Land and buildings are not depreciated.

Machinery, equipment and vehicles are depreciated at rates appropriate to the various classes of assets involved, taking into account the estimated useful life of the individual items.

Improvements to leasehold property are carried at cost and written off over the period of the lease.

Assets obtained in terms of finance lease agreements are capitalised.

Fixed assets are depreciated over the following periods:

Machinery:	3 to 10 years
Equipment:	3 to 10 years
Vehicles:	3 to 5 years

7. Bank balances

Actual bank balances are reflected. Outstanding cheques are included in accounts payable and provisions and outstanding deposits in bank balances and cash.

8. Inventories

Inventories are valued at the lower of cost or net realisable value. Cost for the group is determined on the following bases:

- **Raw material**
  The lower of a predetermined standard cost or actual cost.

- **Work in progress**
  Direct costs which include raw material, direct labour and attributable production overheads.

- **Merchandise**
  Manufactured in the group's factories:
  Direct costs which include raw material, direct labour and attributable production overheads.

  Purchased from other suppliers:
  Average cost less an adjustment for obsolete and slow moving inventories.

- **Goods in transit**
  Invoice value of raw material and merchandise not yet received.

- **Consumable goods**
  Actual cost.

The basis of determining cost by some of the non-RSA subsidiaries is the last-in-first-out-method, but is adjusted for the group to the abovementioned bases of valuation. The group's interest in the profit after taxation, resulting from the adjustment originating outside the RSA, is transferred to non-distributable reserves.

Currency of annual financial statements

The annual financial statements are expressed in South African Rand. The approximate Rand cost of a unit of the following currencies at year-end was:

	2001	2000
USA Dollar	**8,07**	6,94
Pound Sterling	**11,36**	10,45
Australian Dollar	**4,09**	4,13
European Currency Unit	**6,83**	6,50
Japanese Yen (100)	**6,49**	6,65



Income statement

Pepkor Limited and its subsidiaries for the year ended 30 June

COMPANY				GROUP	
					Pro forma
2000	**2001**			**2001**	2000
R'000	**R'000**		Notes	**R'000**	R'000
		Turnover		**4 762 412**	5 287 095
(882)	**(763)**	**Operating profit/(loss)**	1	**200 899**	235 030
96 500	**44 718**	Investment income	2	**91 129**	93 553
95 618	**43 955**	**Profit before interest paid**		**292 028**	328 583
		Interest paid		**123 738**	61 878
95 618	**43 955**	**Profit before exceptional items**		**168 290**	266 705
(12 731)	**63 665**	Exceptional items	3	**(252 886)**	(73 281)
		Amortisation of goodwill		**(801)**	–
82 887	**107 620**	**(Loss)/profit before taxation**		**(85 397)**	193 424
7 674	**1 871**	Taxation	4	**46 429**	(31 179)
75 213	**105 749**	**(Loss)/profit after taxation**		**(131 826)**	224 603
		Outside shareholders' interest	5	**7 243**	18 244
75 213	**105 749**	**Net (loss)/profit**		**(139 069)**	206 359
		Earnings per share (cents)			
		– before exceptional items	6.1	**51,6**	125,7
		– after exceptional items	6.2	**(62,7)**	93,0
		– headline earnings	6.3	**52,0**	126,4
		Dividend (cents per share)	7	**18,0**	80,0

Balance sheet



Pepkor Limited and its subsidiaries at 30 June

COMPANY 2000 R'000	COMPANY **2001 R'000**		Notes	GROUP **2001 R'000**	GROUP Pro forma 2000 R'000
		Assets			
1 598 454	**797 259**	**Non-current assets**		**519 421**	662 983
		Fixed assets	8	**393 357**	406 661
		Goodwill	9	**18 873**	–
1 562 766	**761 571**	Interest in subsidiaries	10		
35 688	**35 688**	Other investments	11	**59 840**	179 937
		Deferred taxation	12	**47 351**	76 385
83 432	**62 382**	**Current assets**		**1 901 082**	1 807 424
		Inventories	13	**1 306 166**	1 283 776
83 432	**62 382**	Amounts owing by subsidiaries	10		
		Accounts receivable	14	**56 585**	187 547
		Bank balances and cash		**538 331**	336 101
1 681 886	**859 641**	**Total assets**		**2 420 503**	2 470 407
		Shareholders' funds and liabilities			
1 666 478	**847 932**	**Ordinary shareholders' funds**		**984 388**	1 165 840
11 097	**11 097**	Ordinary share capital	15	**11 097**	11 097
1 247 615	**409 875**	Ordinary share premium		**409 875**	409 875
407 766	**426 960**	Reserves	16	**563 416**	744 868
–	**92**	**Preference share capital**	17	**92**	–
		Outside shareholders' interest		**19 839**	67 248
		Non-current liabilities		**67 370**	115 737
		Long-term loans	18	**12 877**	69 021
		Deferred taxation	12	**14 460**	6 817
		Other non-current liabilities	19	**40 033**	39 899
15 408	**11 617**	**Current liabilities**		**1 348 814**	1 121 582
15 408	**11 617**	Accounts payable and provisions	20	**854 477**	739 196
		Short-term loans	21	**66 710**	93 186
		Bank overdrafts		**427 627**	289 200
1 681 886	**859 641**	**Total shareholders' funds and liabilities**		**2 420 503**	2 470 407



Cash flow statement

Pepkor Limited and its subsidiaries for the year ended 30 June

COMPANY				GROUP
2000 R'000	**2001 R'000**		Notes	**2001 R'000**
(41 449)	**(48 262)**	**Cash retained from operations**		**123 663**
(882)	**(763)**	Operating profit/(loss)		**200 899**
		Non-cash items	22.1	**94 250**
118	**(141)**	(Increase)/decrease in working capital	22.2	**(41 406)**
96 500	**44 718**	Investment income		**91 129**
		Interest paid		**(123 738)**
(4 023)	**(5 521)**	Taxation paid	22.3	**(7 331)**
91 713	**38 293**	Cash flow from operations		**213 803**
(133 162)	**(86 555)**	Dividends paid		**(86 555)**
		Dividends paid to outside shareholders of subsidiaries		**(3 585)**
41 449	**48 170**	**Investment activities**	22.4	**22 668**
–	(92)	**Net cash flow**		**146 331**
–	92	**Financing activities**		**55 899**
–	**92**	Proceeds from share issue		**92**
		Interest-bearing debt raised		**138 457**
		Interest-bearing debt repaid		**(82 650)**
–	–	**Net movement in bank balances and cash**		**202 230**
		Change in bank balances and cash		
		Balance at beginning of the year		**336 101**
		Net movement		**202 230**
		Balance at end of the year		**538 331**

The pro forma comparative figures for the year ended 30 June 2000 are not available on a consolidated basis, as the group in its present form only existed since 1 July 2000.



Statement of changes in shareholders' funds


Pepkor
Making the desirable affordable

Pepkor Limited and its subsidiaries for the year ended 30 June 2001

R'000	Share capital and premium	Profit on share issue of subsidiaries	Foreign currency translation reserve	Other non-distri-butable reserves	Retained income	Total
Group						
Balance at 1 July 2000	420 972	31 860	8 431	16 432	688 145	1 165 840
Unbundling adjustments					41 085	41 085
Exchange rate differences			3 087			3 087
Transfer from distributable reserve to non-distributable reserve				1 338	(1 338)	–
Net loss for the year					(139 069)	(139 069)
Dividend distributed					(86 555)	(86 555)
Balance at 30 June 2001	420 972	31 860	11 518	17 770	502 268	984 388
Company						
Balance at 1 July 2000	1 258 712	–	–	4 982	402 784	1 666 478
Share premium reduction with unbundling	(837 740)					(837 740)
Net profit for the year					105 749	105 749
Dividend distributed					(86 555)	(86 555)
Balance at 30 June 2001	420 972	–	–	4 982	421 978	847 932



Notes to the annual financial statements

Pepkor Limited and its subsidiaries for the year ended 30 June

COMPANY				GROUP	
					Pro forma
2000	2001			2001	2000
R'000	R'000			R'000	R'000
		1.	**Operating profit**		
		1.1	**Calculated on the following basis:**		
			Turnover	4 762 412	5 287 095
			Cost of sales	3 060 283	3 513 458
			Gross profit	1 702 129	1 773 637
			Other operating income	113 511	212 386
			Distribution costs	(108 355)	(103 717)
(882)	(763)		Administrative costs	(165 930)	(201 565)
			Other operating costs	(1 340 456)	(1 445 711)
(882)	(763)		Operating profit	200 899	235 030
		1.2	**Determined after taking into account the following expenditure:**		
			Staff costs	691 443	738 041
			Depreciation of fixed assets	90 198	107 367
			Operating lease – land and buildings	352 115	356 829
			Lease payments	353 158	358 122
			Sublease payments	(1 512)	(1 987)
			Contingent rents	469	694
141	44		Directors' remuneration		
141	792		For services as directors		
17 786	6 148		For full-time management		
17 927	6 940				
(17 786)	(6 896)		Paid by subsidiaries		
			Provision for post-retirement medical benefits	1 410	1 981
			Retirement benefit contributions	36 073	41 679
			Foreign exchange losses	10 547	9 295
139	68		Auditors' remuneration	2 985	4 176
137	60		Audit fees – for the year	2 227	3 215
2	8		– underprovided in the previous year	100	11
			Fees for other services	658	950
146	223		Fees paid for outside services	18 177	15 617
			Administrative	16 098	12 268
			Technical	1 674	3 000
146	223		Secretarial	405	349
			Loss on sale and scrapping of fixed assets965	1 552	

COMPANY 2000 R'000	COMPANY **2001 R'000**			GROUP **2001 R'000**	GROUP Pro forma 2000 R'000
		2.	**Investment income**		
90 904	**42 490**		From subsidiaries		
90 698	**42 381**		Dividends		
206	**109**		Interest		
			Interest received	**82 781**	85 135
5 596	**2 228**		Dividends – unlisted investments	**8 348**	8 395
			– listed investments	**–**	23
96 500	**44 718**			**91 129**	93 553
		3.	**Exceptional items**		
		3.1	**Consisting of –**		
–	**(11 551)**		Amounts written off and net loss on disposal of investments	**(17 744)**	(116 849)
			Provision for loss resulting from put option in respect of Shoprite Holdings Ltd shares	**(173 761)**	–
–	**88 626**		Liquidation distribution received (refer 3.2)	**88 626**	–
			Profit on disposal of fixed assets	**9 699**	55 613
			Provision for loss on loans to share incentive trusts	**(159 593)**	(3 110)
(12 731)	**(13 410)**		Provision against interest in subsidiaries		
			Other	**(113)**	(8 935)
(12 731)	**63 665**			**(252 886)**	(73 281)
			Taxation – deferred	**–**	1 074
			Outside shareholders' interest	**–**	(366)
(12 731)	**63 665**			**(252 886)**	(72 573)
		3.2	The company has taken cession of liquidation benefits. The amount received is subject to the approval of the final liquidation and distribution account, with a cash deposit in the amount of R95 million being ceded to a third party until the finalisation of the liquidation.		
		4.	**Taxation**		
		4.1	**Resulting from –**		
7 674	**1 871**		Normal activities	**46 429**	(30 105)
			Exceptional items	**–**	(1 074)
7 674	**1 871**			**46 429**	(31 179)
		4.2	**Classification –**		
7 674	**1 871**		South African normal taxation	**28 434**	(40 129)
			Foreign taxation	**17 995**	8 950
7 674	**1 871**			**46 429**	(31 179)



Notes to the annual financial statements *(continued)*

Pepkor Limited and its subsidiaries for the year ended 30 June

COMPANY 2000 R'000	COMPANY 2001 R'000			GROUP 2001 R'000	GROUP Pro forma 2000 R'000
		4.	Taxation *(continued)*		
		4.3	**Consisting of –**		
–	2		Current taxation	17 321	29 703
			Prior year taxation	(10 460)	(1 755)
			Non-resident shareholders' tax	1 022	422
7 674	1 869		Secondary tax on companies	1 869	6 821
			Deferred taxation	36 677	(66 370)
7 674	1 871			46 429	(31 179)
		4.4	**Reconciliation of tax rate**		
30,0	30,0		South African normal tax rate	30,0	30,0
(20,7)	(28,3)		Net adjustment	(84,4)	(46,1)
4,6	(17,7)		Exceptional items	(89,1)	10,8
(34,6)	(12,3)		Exempt income/non-deductible expenses	12,6	(26,3)
			Creation of tax losses	(12,9)	13,2
			Utilisation of tax losses	3,7	(45,3)
			Tax rate adjustment	(2,1)	0,4
9,3	1,7		Secondary tax on companies	(2,2)	3,5
			Previous year taxation	7,8	(1,4)
			Non-resident shareholders' tax	(3,4)	0,1
			Other adjustments	1,2	(1,1)
9,3	1,7		Effective tax rate	(54,4)	(16,1)
402	402	4.5	Calculated tax losses at year-end	119 742	197 954
			Applied in the provision for deferred taxation	105 410	189 586
402	402		Net calculated tax losses	14 332	8 368
121	121		The utilisation of the tax relief of	4 300	2 510
			calculated at current tax rates on the net calculated tax losses is dependent on sufficient future taxable income in the companies concerned.		
			The utilisation of the calculated tax losses is uncertain due to insufficient taxable income in the foreseeable future		
		4.6	Credits in respect of secondary tax on companies (STC) at year-end		
–	2 219			2 219	2 328
–	277		The utilisation of the STC relief of	277	291
			calculated at current rates is dependent on the future distribution of dividends in the companies concerned.		


Pepkor
Making the desirable affordable

COMPANY			GROUP	
				Pro forma
2000	**2001**		**2001**	2000
R'000	**R'000**		**R'000**	R'000
		4. Taxation *(continued)*		
		The distribution of dividends from reserves will result in STC at 12,5%. No provision for STC on dividends from reserves is made as it is not envisaged that dividends will be declared from these reserves.		
		4.7 No provision for taxation is made on distributable reserves of foreign subsidiaries, as it is not envisaged that dividends will be declared from these reserves in the foreseeable future. The declaration of dividends from these reserves might result in a tax charge of R65 million.		
		5. Outside shareholders' interest		
		Resulting from –		
		Normal activities	**7 243**	17 878
		Exceptional items	**–**	366
			7 243	18 244
		6. Earnings per share		
		6.1 Before exceptional items:		
		Based on net profit of	**114 618**	278 932
		and the number of shares in issue of ('000)	**221 936**	221 936
		6.2 After exceptional items:		
		Based on net (loss)/profit of	**(139 069)**	206 359
		and the number of shares in issue of ('000)	**221 936**	221 936
		6.3 Headline earnings:		
		Based on headline earnings of	**115 455**	280 479
		Net (loss)/profit	**(139 069)**	206 359
		Attributable exceptional items (refer 3)	**252 886**	72 573
		Amortisation of goodwill	**801**	–
		Loss on sale and scrapping of fixed assets after taxation and outside shareholders' interest	**837**	1 547
		and the number of shares in issue of ('000)	**221 936**	221 936



Notes to the annual financial statements *(continued)*

Pepkor Limited and its subsidiaries for the year ended 30 June

COMPANY				GROUP	
					Pro forma
2000	**2001**			**2001**	2000
R'000	**R'000**			**R'000**	R'000
		7.	**Dividends paid**		
			1999 Final: 10 cents per share paid on 23 September 1999	–	22 194
			2000 Interim: 50 cents per share paid on 24 March 2000	–	110 968
			2000 Final: 30 cents per share paid on 29 September 2000	**66 581**	–
			2001 Interim: 9 cents per share paid on 23 March 2001	**19 974**	–
				86 555	133 162

The 2001 final dividend of 9 cents per share, in the amount of R19,974 million, is payable on 25 September 2001. This dividend payable is not reflected in the annual financial statements, but will be accounted for as an application of shareholders' funds in the year ending 30 June 2002.

				GROUP 2001 R'000	Pro forma 2000 R'000
		8.	**Fixed assets**		
			Owned assets		
		8.1	**Machinery, equipment, vehicles and aircraft**		
			Cost	**746 851**	736 930
			Aggregate depreciation	**459 706**	382 235
				287 145	354 695
		8.2	**Improvements to leasehold property**		
			Cost	**621**	731
			Amounts written off	**566**	606
				55	125
		8.3	**Land and buildings**		
			At cost	**97 710**	43 394
			At valuation	**8 447**	8 447
				106 157	51 841

A register containing details is available for inspection at the registered office of the company. The directors are of the opinion that the market value of land and buildings, which are not depreciated, exceeds it book value.

		8.4	**Total fixed assets**	**393 357**	406 661

COMPANY			GROUP	
				Pro forma
2000	**2001**		**2001**	2000
R'000	**R'000**		**R'000**	R'000

8. Fixed assets *(continued)*

	Machinery, equipment, vehicles and aircraft	Improvements to leasehold property	Land and buildings
8.5 Reconciliation of book value -			
Book value at beginning	354 695	125	51 841
Additions	123 246	4	54 316
Disposals and scrappings	(100 610)	(62)	–
Depreciation	(90 186)	(12)	–
Book value at end	287 145	55	106 157

9. Goodwill

	2001	2000
9.1 Consisting of -		
Cost	**19 674**	–
Aggregate amortisation	**801**	–
	18 873	–
9.2 Reconciliation of book value -		
Book value at beginning	**–**	–
Additions	**19 674**	–
Amortisation	**(801)**	–
	18 873	–

10. Interest in subsidiaries

2000	**2001**	
947 735	**494 582**	Shares at cost
756 430	**400 748**	Amounts owing
(57 967)	**(71 377)**	Provision against interest in subsidiaries
1 646 198	**823 953**	
(83 432)	**(62 382)**	Current accounts transferred to current assets
1 562 766	**761 571**	

11. Other investments

2000	**2001**		**2001**	2000
		11.1 Consisting of -		
		Amounts owing by share incentive trusts	**9 044**	70 798
		Listed investments (refer 11.2)	**3 720**	22 274
35 688	**35 688**	Unlisted investments (refer 11.2)	**40 697**	82 667
		Staff and other loans	**6 379**	4 198
35 688	**35 688**		**59 840**	179 937


Pepkor
Making the desirable affordable

Notes to the annual financial statements *(continued)*

Pepkor Limited and its subsidiaries for the year ended 30 June

COMPANY 2000 R'000	COMPANY 2001 R'000		GROUP 2001 R'000	GROUP Pro forma 2000 R'000
		11. Other investments *(continued)*		
		11.2 Market value of listed investments	**3 720**	37 233
35 688	**35 688**	Directors' valuation of unlisted investments	**40 697**	82 667
		A register containing details of investments is available for inspection at the registered office of the company.		
		12. Deferred taxation		
		12.1 Deferred taxation asset		
		Consisting of –		
		Tax losses carried forward	**18 705**	50 347
		Provisions and other current liabilities	**30 216**	27 812
		Other current assets	**(1 570)**	(1 774)
			47 351	76 385
		12.2 Deferred taxation liability		
		Consisting of –		
		Fixed assets	**2 890**	8 929
		LIFO reserves	**4 952**	4 231
		Other current assets	**7 336**	12 112
		Provisions and other current liabilities	**(22)**	(175)
		Tax losses applied in reduction of provisions for deferred taxation	**(696)**	(18 280)
			14 460	6 817
		12.3 Reconciliation of deferred taxation		
		Net asset at beginning of the year	**69 568**	–
		Charged to income statement	**(36 677)**	66 370
		Disposal of operations	**–**	3 198
		Net asset at end of the year	**32 891**	69 568
		13. Inventories		
		13.1 Consisting of –		
		Raw material	**19 951**	23 272
		Work in progress	**5 500**	7 865
		Merchandise	**1 217 515**	1 123 191
		Trading inventories	**1 242 966**	1 154 328
		Goods in transit	**62 942**	129 209
		Consumable goods	**258**	239
			1 306 166	1 283 776

COMPANY			GROUP	
				Pro forma
2000	**2001**		**2001**	2000
R'000	**R'000**		**R'000**	R'000
		13. Inventories *(continued)*		
		13.2 The following amounts have been included at net realisable value:		
		Raw material	**1 042**	929
		Merchandise	**7 530**	34 078
			8 572	35 007
		14. Accounts receivable		
		Trade accounts, less provision for doubtful debts	**16 341**	40 249
		Other debtors and debit balances, including payments in advance	**40 244**	147 298
			56 585	187 547
		15. Ordinary share capital		
		15.1 Authorised:		
15 000	**15 000**	300 000 000 Ordinary shares of 5 cents each	**15 000**	15 000
		15.2 Issued:		
11 097	**11 097**	221 936 384 Ordinary shares of 5 cents each	**11 097**	11 097

15.3 A maximum number of 795 000 shares in the authorised share capital of the company is reserved for issue to participants to the Ackermans Limited Share Incentive Trust and the Pep Limited Share Incentive Trust in equal parts on 31 August 2002, 31 August 2003 and 31 August 2004. An issue price of R6,38 per share applies to 265 000 shares, whereas the issue price in respect of the remaining 530 000 shares amounts to R3,00 per share.

15.4 The unissued share capital is under the control of the directors who may issue it on such terms and conditions as they in their discretion deem fit.

Notes to the annual financial statements *(continued)*

Pepkor Limited and its subsidiaries for the year ended 30 June

COMPANY 2000 R'000	COMPANY 2001 R'000		GROUP 2001 R'000	GROUP Pro forma 2000 R'000
		16. Reserves		
4 982	**4 982**	**16.1 Non-distributable reserves**	**61 148**	56 723
510	**510**	Goodwill realised on sale of branches to a subsidiary		
		Reserve on acquisition of subsidiary	**415**	415
		Profit on share issue of subsidiaries	**31 860**	31 860
		LIFO reserve in respect of non-RSA subsidiaries	**10 391**	9 053
4 396	**4 396**	Surplus on revaluation of land and buildings	**6 438**	6 438
		Foreign currency translation reserve	**11 518**	8 431
76	**76**	Capital redemption reserve fund	**526**	526
		16.2 Distributable reserve		
402 784	**421 978**	Retained income	**502 268**	688 145
407 766	**426 960**		**563 416**	744 868

COMPANY 2000 R'000	COMPANY 2001 R'000		GROUP 2001 R'000	GROUP Pro forma 2000 R'000
		17. Preference share capital		
		17.1 Authorised:		
–	–	120 000 000 Non-convertible, non-participating non-transferable redeemable no par value preference shares	–	–
3	–	250 000 Variable rate redeemable cumulative preference shares of 1 cent each	–	3
3	–		–	3
		17.2 Issued:		
–	**92**	91 920 930 Non-convertible, non-participating non-transferable redeemable no par value preference shares	**92**	–

17.3 The preference shares are not convertible into shares of any other class, are not entitled to participate in any profits of the company and no dividends may be declared or paid in respect of them. The holder of these shares is entitled to be present at any meeting of the company and is entitled on a poll to one vote in respect of every share held.

17.4 The unissued share capital is under the control of the directors who may issue it on predetermined terms under certain circumstances. Full particulars are available for inspection at the registered office of the company.


Pepkor
Making the desirable affordable

COMPANY			GROUP	
				Pro forma
2000	**2001**		**2001**	2000
R'000	**R'000**		**R'000**	R'000
		18. Long-term loans		
		Unsecured		
		Repayable in half-yearly instalments until 2004 and interest-bearing at 15,6%	**9 893**	14 797
		Repayable in half-yearly instalments until 2002 and interest-bearing at 15,5%	**34 054**	55 785
		Repayable in half-yearly instalments until 2002 and interest-bearing at 16,7%	**25 073**	48 428
		Other	**–**	12 370
			69 020	131 380
		Redemptions within 12 months transferred to short-term loans (refer 21.2)	**(56 143)**	(62 359)
			12 877	69 021
		19. Other non-current liabilities		
		Provision for post-retirement medical benefits		
		Balance at beginning of the year	**39 899**	39 031
		Raised during the year	**1 410**	1 981
		Utilised during the year	**(1 276)**	(1 113)
			40 033	39 899
		20. Accounts payable and provisions		
		20.1 Consisting of –		
10 764	**10 623**	Creditors and accrued expenses (refer 20.2)	**830 877**	718 547
		Leave provision	**12 023**	11 493
		Balance at beginning of the year	**11 493**	9 520
		Raised during the year	**4 313**	5 267
		Utilised during the year	**(3 783)**	(3 294)
4 644	**994**	Taxation payable	**11 577**	9 156
15 408	**11 617**		**854 477**	739 196
		20.2 A cash deposit in the amount of R60 million has been ceded for the fulfilment of certain commitments.		
		21. Short-term loans		
		21.1 Secured		
		Short-term loan secured by the assets of a subsidiary, in the amount of R318 million, serving as security, as well as by the cession of a cash deposit in the amount of R167 million	**10 567**	30 827



Notes to the annual financial statements *(continued)*

Pepkor Limited and its subsidiaries for the year ended 30 June

COMPANY			GROUP	
				Pro forma
2000	**2001**		**2001**	2000
R'000	**R'000**		**R'000**	R'000
		21. Short-term loans *(continued)*		
		21.2 Unsecured		
		Short-term portion of long-term loans (refer 18)	**56 143**	62 359
			66 710	93 186
		22. Cash flow information		
		22.1 Non-cash items		
		Depreciation	**90 198**	
		Loss on sale and scrapping of fixed assets	**965**	
		Foreign currency translation differences	**3 087**	
			94 250	
		22.2 (Increase)/decrease in working capital		
		Inventories	**(22 390)**	
		Accounts receivable	**41 751**	
		Other non-current liabilities	**134**	
118	**(141)**	Creditors and accrued expenses	**(60 901)**	
118	**(141)**		**(41 406)**	
		22.3 Taxation paid		
(7 674)	**(1 871)**	Taxation per income statement	**(46 429)**	
3 651	**(3 650)**	Increase/(decrease) in taxation payable	**2 421**	
		Change in deferred taxation	**36 677**	
(4 023)	**(5 521)**		**(7 331)**	
		22.4 Investment activities		
		Acquisition of fixed assets	**(122 833)**	
		Proceeds on disposal of fixed assets	**109 406**	
		Proceeds on disposal of operations	**89 211**	
41 449	**(12 630)**	(Increase)/decrease in amounts owing by subsidiaries		
–	**(27 826)**	Acquisition of further interests in existing subsidiaries	**(27 826)**	
		Proceeds on disposal of listed investments	**2 903**	
		Acquisition of unlisted investments	**(12 749)**	
		Increase in amounts owing by share incentive trusts	**(97 839)**	
–	**88 626**	Liquidation distribution received	**88 626**	
		Other investment activities	**(6 231)**	
41 449	**48 170**		**22 668**	


Pepkor
Making the desirable affordable

COMPANY			GROUP	
				Pro forma
2000	**2001**		**2001**	2000
R'000	**R'000**		**R'000**	R'000
		23. Contingent liabilities		
		23.1 Guarantees issued in respect of debt of –		
597 286	**414 889**	Subsidiaries		
186 600	**140 000**	Share incentive trusts	**140 000**	186 600
21 869	**16 355**	Other parties	**16 355**	21 869
805 755	**571 244**		**156 355**	208 469
		23.2 The company also guarantees the obligations of certain subsidiaries in terms of lease agreements in respect of land and buildings.		
		24. Capital commitments		
		Contracted for	**22 969**	60 298
		Not contracted for	**139 935**	120 118
			162 904	180 416
		The above commitments are in respect of the 12 months after the accounting date. Funds to meet this expenditure will be provided from the company and group's own resources and by borrowings.		
		25. Operating leases		
		25.1 The group's minimum commitments in respect of operating leases are as follows:		
		Payable within 1 year	**340 117**	
		Payable thereafter, but within 5 years	**741 554**	
		Payable after 5 years	**118 726**	
			1 200 397	
		25.2 Total future sublease payments	**8 026**	
		25.3 Lease agreements are entered into over periods reaching from 1 year to 10 years.		
		26. Borrowing powers		
		In terms of the articles of association of the company, the borrowing powers of Pepkor Limited are unlimited.		

Notes to the annual financial statements *(continued)*

Pepkor Limited and its subsidiaries for the year ended 30 June

COMPANY			GROUP	
				Pro forma
2000	**2001**		**2001**	2000
R'000	**R'000**		**R'000**	R'000

27. Financial instruments

Financial instruments consist of derivatives, investments, loans, accounts receivable, bank balances and cash and accounts payable resulting from normal business transactions. Except for the total exposure represented by the respective balance sheet items, no other exceptional concentration of risk has been included. Funds are invested at banks with acceptable credit ratings only.

The group is exposed to interest rate risk due to the extent of borrowings and market related interest rate arrangements, with the exception of debt in the amount of R10 million, which bears interest at fixed rates.

The group has no risk of illiquidity due to unutilised banking facilities and unlimited borrowing powers.

Forward foreign exchange contracts are being applied, subject to the risk assessment of management, to hedge against the currency risk in respect of foreign liabilities. The policy of management is not to take forward cover in respect of foreign monetary assets.

There were no uncovered currency exposures in respect of foreign liabilities at 30 June 2001. At year-end the group had unutilised forward foreign exchange contracts in the amount of R47,7 million (USD$5,9 million) expiring between 2 July 2001 and 19 October 2001.

The book value of financial instruments approximatethe fair values thereof.

28. Related parties

Related party relationships exist between the company, its subsidiaries and the directors of the company. All intergroup transactions have been eliminated in the annual financial statements and there are no other material transactions with related parties. Details of the remuneration of the directors and their shareholding, are disclosed elsewhere in the annual financial statements.

COMPANY			GROUP	
				Pro forma
2000	**2001**		**2001**	2000
R'000	**R'000**		**R'000**	R'000

29. Retirement benefits

29.1 Pension funds/provident funds

The group provides retirement benefits to more than half of its employees through monthly contributions to various pension and provident funds, which contributions are charged to income.

All the funds are subject to the Pension Fund Act, 1956, and the pension funds are required to be actuarially valued every 3 years. Except for three funds to which no new members are admitted, all funds are defined contribution plans.

According to the latest actuarial valuations, the funds are financially sound.

29.2 Medical aid

Although there are no contractual obligations, certain group companies provide post-retirement medical benefits by funding a portion of the medical aid contributions of pensioners. Full provision for this expense is made with reference to actuarial valuations in respect of future medical contributions.

30. Share incentive schemes

30.1 There are four share incentive trusts where the rules empower the respective trustees to acquire shares in Pepkor Limited and to allocate shares and share options. In the case of the Pepkor Limited Share Incentive Trust, the Pep Limited Share Incentive Trust and the Ackermans Limited Share Incentive Trust the number of shares and share options under the control of the trustees, on a cumulative basis, is limited to 5% of the issued share capital of Pepkor Limited. In the case of the Pep Limited Share Incentive Trust No 2 a limit of 10% of the issued share capital of the company applies.

30.2 The movements during the accounting period for shares and options were as follows:

Number of shares/options		
5 550 860	**7 031 670**	Balance at beginning of the period
–	**6 839 466**	Shares obtained with unbundling of Pepgro Limited
–	**1 060 000**	Shares acquired
3 135 150	**–**	Shares made available to employees
281 000	**530 000**	Share options granted to employees
–	**(3 135 150)**	Cancellation of available shares
–	**(16 000)**	Cancellation of share options
(10 940)	**–**	Shares released to employees
(1 924 400)	**(38 400)**	Shares disposed of
7 031 670	**12 271 586**	


Pepkor
Making the desirable affordable

Annexure A – Interest in subsidiaries

	Issued share capital R	Percentage shares held by group 2001 %	2000 %
Pep Limited			
– Clothing retail			
Pep Ltd	123 577 497	100	100
Pep Beleggings	500 000	100	100
Pep SA	100	100	100
Pep Botswana Holdings Ltd	P270 000	70	70
Pep Namibia Holdings Ltd	N$22 510 141	84	84
Pep Stores (Swaziland)	E100	100	100
Pep Stores (Lesotho)	M100	100	100
– Manufacturing			
Pepclo Ltd	200	100	100
Ackermans Limited			
– Clothing retail			
Ackermans Ltd	273 425	100	100
Ackermans Namibia	N$1	100	100
Ackermans Botswana	P100	100	100
Ackermans Swaziland	E6	100	100
Ackermans Lesotho	M1 000	100	100
Other			
– Clothing retail			
Best & Less	A$2	100	100
– Services			
Pepkorfin	4	100	100
– Investments			
Retail Holdings Ltd	£65 020 000	100	100

Notes

1. General information in respect of subsidiaries as required in terms of paragraphs 69 and 70 of the Fourth Schedule to the Companies Act is set out in respect of only those subsidiaries, the financial position or result of which are material for a proper appreciation of the affairs of the group. A full list of subsidiaries is available on request.
2. All companies are private companies unless stated otherwise.



Annexure B – Interest in subsidiaries


Pepkor
Making the desirable affordable

The financial interest of Pepkor Limited in subsidiaries at 30 June

Name of subsidiary	COMPANY 2001 R'000	2000 R'000
1. Shares at cost		
Pep Limited	**373 682**	373 682
Tradehold Limited	–	3 775
Ackermans Limited	**113 688**	85 862
Pepkor Clothing Industries Limited	**27**	27
Pepkorfin (Proprietary) Limited	**551**	551
Stat-Hold (Proprietary) Limited	**240**	240
Retail Holdings Limited	**2 139**	479 343
Wilfred Meyersohn & Company (Proprietary) Limited	–	–
Smart-Hold Limited	**4 255**	4 255
Grocehold (Proprietary) Limited	–	–
Cash-Hold Limited	–	–
Garhold (Proprietary) Limited	–	–
Big D Discount Hyper Limited	–	–
W M Twee (Proprietary) Limited	–	–
	494 582	947 735
2. Amounts owing		
Pepkorfin (Proprietary) Limited	**400 748**	756 430


Pepkor
Making the desirable affordable

Segmental analysis

Pepkor Limited and its subsidiaries for the year ended 30 June

	Turnover		Operating profit		Depre-ciation		Attributable profit before exceptional items		Total assets		Total liabilities	
	2001 R'm	2000 R'm	**2001 R'm**	2000 R'm	**2001 R'm**	2000 R'm	**2001 R'm**	2000 R'm	**2001 R'm**	2000 R'm	**2001 R'm**	2000 R'm
Operational analysis												
Clothing												
Pep	**2 570**	2 177	**149**	118	**44**	43	**88**	136	**1 417**	1 416	**701**	638
Ackermans	**1 028**	869	**64**	56	**24**	23	*	*	**444**	461	**449**	361
Best & Less	**1 164**	1 128	**5**	38	**22**	24	**(5)**	21	**345**	331	**340**	310
Variety												
Stuttafords	**–**	292	**–**	26	**–**	7	**–**	*	**–**	89	**–**	–
Building materials												
Cashbuild	**–**	821	**–**	1	**–**	10	**–**	–	**–**	6	**–**	–
Financing and head office	**–**	–	**(17)**	(4)	**–**	–	**31***	122*	**215**	167	**(74)**	(72)
Total	**4 762**	5 287	**201**	235	**90**	107	**114**	279	**2 421**	2 470	**1 416**	1 237
Geographical analysis												
South Africa	**2 847**	3 496	**149**	135	**57**	74	**100**	210	**1 729**	1 812	**989**	823
Rest of Africa	**751**	663	**47**	62	**11**	9	**19**	48	**347**	327	**87**	104
Australia	**1 164**	1 128	**5**	38	**22**	24	**(5)**	21	**345**	331	**340**	310
Total	**4 762**	5 287	**201**	235	**90**	107	**114**	279	**2 421**	2 470	**1 416**	1 237

*As these companies have not been capitalised, only combined figures are disclosed.


Geographical distribution
of turnover
2001 2000
South Africa 59,8% 66,1%
Rest of Africa 15,8% 12,6%
Australia 24,4% 21,3%
Geographical distribution
of operating profit
2001 2000
South Africa 74,1% 57,4%
Rest of Africa 23,4% 26,4%
Australia 2,5% 16,2%

Form of proxy

Pepkor
Making the desirable affordable

Pepkor Limited
Registration number 1965/007765/06
Incorporated in the Republic of South Africa

Proxy form: Annual general meeting – 26 October 2001

I/We (full names and surname in block letters) ______________________________

of (full address)

____

as a member of Pepkor Limited, being the registered holder of ________ shares in the company, hereby appoint:

1. ____or

2. ____or

3. The chairman of the meeting

as my/our proxy to attend, speak and vote on my/our behalf, as indicated below at the thirty sixth annual general meeting of shareholders of Pepkor Limited to be held at 09:45 on 26 October 2001 and at any adjournment thereof:

Indicate with an X in the appropriate block:

		In favour of	Against	Abstain
Ordinary resolutions	1.			
	2.			
	3.			
	4.			
	5.			
	6.			
	7.			
	8.			

Signed at ______________________________ this ______________ day of ______________ 2001

Notes:

1. A member entitled to attend and vote at the above general meeting shall be entitled to appoint one or more persons, who need not be members of the company as his proxy to attend and speak, to vote or abstain, in his place at such general meeting.
2. If a proxy form, duly signed, is lodged without specific directions as to which way the proxy is to vote, the proxy will be deemed to have been authorised to vote as he thinks fit.
3. If the proxy is signed under power of attorney or on behalf of a company, such power or authority, unless previously registered with the company, must accompany it.
4. Proxies must reach the secretary at his office at 36 Stellenberg Road, Parow Industria, 7490 (PO Box 6100, Parow East 7501) at least 48 hours before the commencement of the meeting.


Pepkor
Making the desirable affordable



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